May 29, 2020

Elana Stojic, Attorney Adviser
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Exchange-Traded Funds, Inc. (“Registrant”)
   on behalf of the following series:

 T. Rowe Price Blue Chip Growth ETF,

T. Rowe Price Dividend Growth ETF,

T. Rowe Price Equity Income ETF, and

T. Rowe Price Growth Stock ETF (each a “fund” and together the “funds”)

    File Nos. 333-235450; 811-23494

Dear Ms. Stojic:

The following is in response to your comments provided on May 22, 2020, regarding the Registrant’s registration statement filed on Form N-1A on December 11, 2019 (the “Registration Statement”). We note these comments are in addition to responses to comments provided by the staff of the SEC filed on May 5, 2020, March 25, 2020, and February 19, 2020 (“Response(s)”). Your comments and our responses are set forth below. With respect to comments that are relevant to all funds, the response is with respect to all funds.

1. Comment: (Global) The entire legend should be bold.

Response: The Registrant will bold the entire legend discussing the difference between the ETF and other ETFs. However, the Registrant notes that the legend as provided in the March 25, 2020 filing fully complies with the exemptive relief applicable to the funds.

2. Comment: (Global) The cross-reference in the legend should include specific reference to the following risks:

• Proxy Portfolio Structure risk

• Premium / Discount risk

• Trading Halt risk

• Authorized Participant risk

Response: The Registrant will specifically identify each risk named in the legend. The amended sentence will appear as follows: “For additional information regarding the unique attributes and risks of the ETF, see ‘Proxy portfolio structure risks,’ ‘Premium / Discount risks,’ ‘Trading halt risks,’ and ‘Authorized Participant risks.’”

3. Comment: (Global for each 80% names rule) Under principal investment strategies, remove the word “net” from all the fund’s strategies as these funds may not borrow.

Response: The Registrant will remove “net” from its applicable 80% names rule disclosure in both the summary and statutory principal investment strategies. The Registrant notes that the applicable prospectus and SAI for each ETF includes disclosure stating that the ETF may not borrow for investment purposes.

4. Comment: (Global) Under principal risks section, revise the “Exchange-traded fund risks” header to make it clear that these risks are not the same as applicable to other ETFs. Example alternative titles include “non-transparent ETF risks” or “proxy portfolio structure risks.” This risk should be specifically cross-referenced in the legend.

Response: The Registrant will create four new risks in the summary section of the prospectus, replacing “Exchange-traded fund risks” and “Authorized Participant risks” as follows:

Proxy portfolio structure risks The fund does not disclose portfolio holdings daily. The fund uses a Proxy Portfolio, which is a basket of securities that is designed to closely track the daily performance of the fund’s portfolio holdings. The fund may not always effectively construct a proxy portfolio that closely tracks the daily performance of the fund’s portfolio holdings. Because the fund uses a Proxy Portfolio, there is a risk that the fund’s shares may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis. This risk is heightened during periods of market disruption and volatility, and, therefore, may cost you more to trade. Although the fund seeks to benefit from keeping its portfolio information confidential, other traders may attempt to use the Proxy Portfolio and publicly available information, including intraday net asset value (INAV) to identify the fund’s trading strategy, which, if successful, could result in such traders engaging in certain predatory trading practices that may have the potential to harm the fund and its shareholders. Because the fund’s shares are traded in the secondary market, a broker may charge a commission to execute a transaction in shares, and you may incur the cost of the spread between the price at which a dealer will buy shares and the somewhat higher price at which a dealer will sell shares.

Premium/Discount risks Although the Proxy Portfolio is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the fund at or close to the underlying net asset value (NAV) per share of the fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV per share of the fund. These price differences may be greater for this fund compared to ETFs that disclose holdings daily because it provides different portfolio holdings information to traders. The adviser will monitor on an ongoing basis how shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. The Board of Directors of the fund (Board) will promptly meet and determine whether to take action if (1) if the Tracking Error exceeds 1.00%; or (2) if, for 30 or more days in any quarter or 15 days in a row: (a) the absolute difference between either the closing price or the bid/ask price, on the one hand, and the fund’s NAV, on the other, exceeds 2.00%, or (b) the bid-ask spread exceeds 2.00%. The Statement of Additional Information provides more information.

Trading halt risks It is possible that an active trading market for the shares will not be maintained, or that trading in the shares will be halted for reasons such as market-wide trading halts or the shares no longer meeting the listing requirements of the exchange. If securities representing 10% or more of the fund’s portfolio do not have readily available market quotations, the fund would promptly request the listing exchange to halt trading on the fund. In addition, to the extent T. Rowe Price determines that a security held in a fund’s portfolio but not in the Proxy Portfolio does not have readily available market quotations and such circumstance may affect the reliability of the Proxy Portfolio as an arbitrage vehicle, that information, along with the identity and weighting of that security in the fund’s portfolio, will be publicly disclosed on the fund’s website.

Authorized Participant risks Just like ETFs that disclose holdings daily, at certain times, the fund’s shares may have a limited number of active “Authorized Participants,” which are financial institutions that are able to transact daily with the fund to purchase and redeem a large specified number of shares of the fund. To the extent they cannot or otherwise are unwilling to engage in creation and redemption transactions, and no other Authorized Participant steps in, shares of the fund may trade at a significant discount or premium to NAV and may face trading halts and delisting from the exchange. Additionally, ETFs that do not disclose portfolio holdings daily are novel, which may limit the number of entities willing to act as Authorized Participants during times of market stress.

The Registrant will create four new risks in the statutory section of the prospectus, replacing “Exchange-traded fund risks” and “Authorized Participant risks” as follows:

Proxy portfolio structure risks The fund does not disclose portfolio holdings daily. The fund uses a Proxy Portfolio, which is a basket of securities that is designed to closely track the daily performance of the fund’s portfolio holdings. The fund may not always effectively construct a proxy portfolio that closely tracks the daily performance of the fund’s portfolio holdings. Because the fund uses a Proxy Portfolio, there is a risk that the fund’s shares may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis. This risk is heightened during periods of market disruption and volatility, and, therefore, may cost you more to trade. Although the fund seeks to benefit from keeping its portfolio information confidential, other traders may attempt to use the Proxy Portfolio and publicly available information, including intraday net asset value (INAV) to identify the fund’s trading strategy, which, if successful, could result in such traders engaging in certain predatory trading practices that may have the potential to harm the fund and its shareholders.

Because the fund’s shares are traded in the secondary market, a broker may charge a commission to execute a transaction in shares, and you may incur the cost of the spread between the price at which a dealer will buy shares and the somewhat higher price at which a dealer will sell shares. The INAV calculations are estimates of the value of the fund’s NAV per share. Premiums and discounts between the INAV and the market price may occur. The INAV should not be viewed as a “real-time” update of the NAV per share.

Premium/Discount risks Although the Proxy Portfolio is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the fund at or close to the underlying net asset value (NAV) per share of the fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV per share of the fund. These price differences may be greater for this fund compared to ETFs that disclose holdings daily because it provides different portfolio holdings information to traders. The adviser will monitor on an ongoing basis how shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. The Board will promptly meet and determine whether to take action if (1) if the Tracking Error exceeds 1.00%; or (2) if, for 30 or more days in any quarter or 15 days in a row: (a) the absolute difference between either the closing price or the bid/ask price, on the one hand, and the fund’s NAV, on the other, exceeds 2.00%, or (b) the bid-ask spread exceeds 2.00%. The Statement of Additional Information provides more information.

Trading halt risks It is possible that an active trading market for the shares will not be maintained, or that trading in the shares will be halted for reasons such as market-wide trading halts or the shares no longer meeting the listing requirements of the exchange. If securities representing 10% or more of the fund’s portfolio do not have readily available market quotations, the fund would promptly request the listing exchange to halt trading on the fund. Trading halts may have a greater impact on the fund, compared to ETFs that disclose holdings daily. In addition, to the extent T. Rowe Price determines that a security held in a fund’s portfolio but not in the Proxy Portfolio does not have readily available market quotations and such circumstance may affect the reliability of the Proxy Portfolio as an arbitrage vehicle, that information, along with the identity and weighting of that security in the fund’s portfolio, will be publicly disclosed on the fund’s website.

Authorized Participant risks Just like ETFs that disclose holdings daily, at certain times, the fund’s shares may have a limited number of active “Authorized Participants,” which are financial institutions that are able to transact daily with the fund to purchase and redeem a large specified number of shares of the fund. To the extent they cannot or otherwise are unwilling to engage in creation and redemption transactions, and no other Authorized Participant steps in, shares of the fund may trade at a significant discount or premium to NAV and may face trading halts and delisting from the exchange. Additionally, ETFs that do not disclose portfolio holdings daily are novel, which may limit the number of entities willing to act as Authorized Participants during times of market stress. Also, as these are new types of ETFs, they have not yet proven to have an effective arbitrage mechanism.

5. Comment: (Global) Under principal risks section, please create a new “premium/discount risk” by separating the premium/discount language from the “Exchange-traded fund risks” disclosure. Please add brief disclosure about the board oversight, which is discussed in detail in the SAI. While the SAI details the board oversight, the applicable thresholds and potential for remediation should be disclosed in the Item 4 and 9 risks and discussed here with a cross reference to the full discussion in the SAI. This risk should be specifically cross-referenced in the legend.

Response: The Registrant will create a new “Premium/discount risk” with disclosure as shown above in Response 4 that includes a board oversight discussion and cross reference to the SAI.

6. Comment: (Global) Under principal risks section, please indicate in the proxy portfolio structure risks that there is a risk that the fund may not effectively construct a proxy portfolio that closely tracks the daily performance of the fund’s portfolio holdings.

Response: The fund will include the following sentence in the new “Proxy portfolio structure risks:” “The fund may not always effectively construct a proxy portfolio that closely tracks the daily performance of the fund’s portfolio holdings.”

7. Comment: (Global) Under principal risks section, please add a separate trading issues/trading halt risk by separating the trading halt language from the “Exchange-traded fund risks” disclosure. Please also add the language from the statutory prospectus regarding readily available quotations. Please also add that the information regarding halted securities will be available on the fund’s website.

Response: The Registrant will create a new “Trading halt risk” with disclosure as shown above in Response 4 that includes readily available quotation and fund website discussions.

8. Comment: (Global) Regarding “Sector concentration risks,” please remove the term “concentration,” which has a specific meaning under the 1940 Act to refer to “industries” rather than “sectors.” If the fund plans to concentrate in industries, please include related disclosure in the strategies and fundamental policies.

Response: The Registrant will supplant the risk heading “Sector concentration” with “Sector exposure” throughout the prospectus.

9. Comment: (Global) Regarding “foreign investing risks,” please confirm supplementally and revise registration statement where appropriate, to clarify that there will be no direct foreign investments beyond the limitations described in the exemptive application and the staff’s relevant discussions with registrants.

Response: The Registrant confirms that the funds will not invest in foreign securities that are not permitted under the exemptive relief. The registration statement states that the funds’ foreign investments are limited to “common stocks listed on a foreign exchange that trade on such exchange synchronously with the fund’s shares (i.e., during the U.S. listing exchange’s trading hours).” Furthermore, the funds’ investment strategies do not include emerging markets and the Registrant will remove disclosure regarding emerging markets in the foreign investing risks disclosure.

10. Comment: (Global) Regarding “Authorized Participant risks,” please move the risk further up in the section along with the proxy portfolio structure risks and other two risks discussed above to form a group of risks.

Response: The Registrant will move the “Authorized Participant risks” discussion as shown in Response 4.

11. Comment: (Blue Chip Growth ETF) Regarding the statement that “the Firm integrates environmental, social, and governance (ESG) factors into its investment research process”:

a. The fund should more clearly explain its definition of ESG and its specific areas of focus.

b. The fund should describe the criteria it uses to in determining what issuers it considers to have ESG characteristics consistent with its chosen ESG definition or focus. The disclosure should include whether the fund selects investments by references to an index, third party rating organization, a proprietary screen (and the factors the screen applies), or a combination of the above. The fund should also describe its due diligence practices in applying its screening criteria to portfolio companies. For example, does it perform its own independent analysis of issuers or does it rely exclusively on third party screens. Lastly, explain 1) whether the ESG criteria are applied to every investment it makes or only to some of its investments and 2) whether ESG is the exclusive factor considered or whether it is one of several factors.

c. We note that the fund intends to use one or more third-party data or scoring providers. In the principal strategies, please identify the provider that the fund intends to use or the primary providers if the fund intends to use multiple third-party providers. Please also briefly summarize each provider’s criteria/methodology in the principal strategies. Also, consider any related principal risks regarding the use of third party providers since the criteria used by providers can differ significantly.

d. Regarding principal risks, please consider whether an ESG specific risk is appropriate for this fund. Please also consider whether risk disclosure related to funds’ use of one or more third party data providers is also appropriate.

Response: The Blue Chip Growth ETF will not use ESG factors as a principal investment strategy and will, therefore, remove the referenced sentences.

12. Comment: (Global) Regarding “Reserve Positions,” please revise this disclosure to clarify that there will be no direct foreign investments beyond the limitations of described in the exemptive application and the staff’s relevant discussions with registrants.

Response: The Registrant will remove reference to foreign dollar-denominated money market securities from the Reserve Positions discussion in both the Prospectus and Statement of Additional Information.

13. Comment: Under principal investment strategy statement regarding “similar economic characteristics,” we ask that the disclosure be revised to state that futures that count towards the 80% policy will be valued on a mark to market basis. Please note that the 80% policy is an asset-based test not an exposure test.

Response: The Registrant affirms supplementally that any futures counting towards the 80% names rule will be valued using mark-to-market method.

14. Comment: Regarding the use of futures, the fund mentions its use of futures as a principal strategy. Please reconcile to include a related discussion in the principal risk section rather than additional risks.

Response: The Registrant will remove the futures mention from the principal investment strategies section as shown below (underlined is additional, cross-out is deletion):

The fund ~~generally~~ primarily invests ~~only~~ in exchange-traded securities that trade synchronously with the fund’s shares, ~~exchange-traded futures~~, cash, and cash equivalents.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/Seba Kurian
Seba Kurian
Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.